VINEBROOK HOMES TRUST, INC.
300 Crescent Court, Suite 700
Dallas, Texas 75201

November 17, 2023

BY EDGAR
Jeffrey Lewis and Isaac Esquivel
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: VineBrook Homes Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2021
Response dated December 23, 2022
From 10-K for the fiscal year ended December 31, 2022
Filed March 30, 2023
File No. 000-56274

Ladies and Gentlemen:

This letter is in response to the letter dated November 2, 2023 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to VineBrook Homes Trust, Inc. (the “Company”). For ease of reference, the text of the Staff’s comment is included below in bold-faced type, followed by the Company’s response. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed March 30, 2023 (the “10-K”).

Form 10-K for the fiscal year ended December 31, 2022

FFO, Core FFO and AFFO, page 87

1.We note from your response to prior comment 3 that FFO, Core FFO and AFFO were only presented for your VineBrook reportable segment for comparison purposes since the investment in NexPoint Homes occurred during fiscal year 2022. Please confirm if you plan on presenting these non-GAAP measures on a consolidated basis in future filings where they are reconciled from consolidated net income (loss) attributable to common stockholders.

Response: The Company acknowledges the Staff's comment and respectfully advises the Staff that it will present FFO, Core FFO and AFFO on a consolidated basis in future filings and reconcile those measures to consolidated net income (loss) attributable to stockholders. The Company also advises the Staff that it will continue to present FFO, Core FFO and AFFO for the VineBrook reportable segment because the Company’s lenders request that such information be included in the Company’s public filings. Additionally, the Company believes that providing FFO, Core FFO and AFFO for the VineBrook reportable segment improves investor’s understanding of the Company’s operating results and makes comparisons of operating results among the Company and other REITs more meaningful.

If you have any questions, please feel free to contact me at 214-276-6300 or our counsel, Justin Reinus of Winston & Strawn LLP, at 214-453-6566.

Very truly yours,
/s/ Brian Mitts

Brian Mitts
President, Chief Financial Officer, Assistant Secretary and Treasurer

cc:	Justin S. Reinus, Partner, Winston & Strawn LLP
Charles T. Haag, Partner, Winston & Strawn LLP